SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August, 2004

ECI TELECOM LTD.
(Translation of Registrant’s Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F [X]            Form 40-F [   ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

     Yes [   ]                       No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

     Attached hereto and incorporated by reference herein are:

(1)	Registrant’s Notice of 2004 Annual General Meeting, Proxy Statement and Proxy Card, in connection with the Registrant’s Annual General Meeting of shareholders to be held on September 13, 2004.

(2)	Letter sent to the Registrant’s shareholders dated August 20, 2004.

2

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD. (Registrant) By: /s/ Martin Ossad Name: Martin Ossad Title: Corporate Vice President and General Counsel

Dated: August 23, 2004

3

ECI TELECOM LTD.

NOTICE OF 2004 ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON SEPTEMBER 13, 2004

Petah Tikva, Israel
August 20, 2004

To the Shareholders of ECI Telecom Ltd. (“ECI”):

     NOTICE IS HEREBY GIVEN that the 2004 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”) of ECI Telecom Ltd. will be held at our executive offices at 30 Hasivim Street, Petah Tikva, Israel, on Monday, September 13, 2004 at 10:00 a.m. (Israel time).

     The agenda of the Annual General Meeting will be as follows:

(1)	To re-elect seven of our directors;
(2)	To approve a special bonus for Mr. Shlomo Dovrat, chairman of our board of directors;
(3)	To approve additional compensation for those of our directors who serve in certain capacities;
(4)	To approve directors’ service agreements and the grant of stock options for two of our directors;
(5)	To approve adjustments to the terms of outstanding stock option awards as a result of our distribution to shareholders of shares in ECtel Ltd.
(6)	To approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors and to authorize our board of directors to delegate to our audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;
(7)	To discuss the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2003; and
(8)	To transact such other business as may properly come before the meeting or any adjournment thereof.

     Shareholders of record at the close of business on August 5, 2004 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

     Joint holders of Ordinary Shares should take note that, pursuant to our Amended and Restated Articles of Association (our “articles of association”), the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the register of shareholders.

     Shareholders who are unable to attend the Annual General Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

;
By order of the Board of Directors,

SHLOMO DOVRAT
Chairman of the Board of Directors

DORON INBAR
President and Chief Executive Officer

     The Annual Report of ECI for the fiscal year ended December 31, 2003, including financial statements, is enclosed, but is not part of the proxy solicitation material.

ECI TELECOM LTD.
30 Hasivim Street, Petah Tikva 49133, Israel

PROXY STATEMENT
2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

     This proxy statement is being furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at the 2004 Annual General Meeting of Shareholders and at any adjournment thereof, pursuant to the accompanying Notice of 2004 Annual General Meeting of Shareholders. The meeting will be held on Monday, September 13, 2004 at 10:00 a.m. (Israel time) at our executive offices, 30 Hasivim Street, Petah Tikva, Israel.

Purpose of the Annual General Meeting

     It is proposed that at the meeting resolutions be adopted:

(1)	to re-elect seven of our directors;
(2)	to approve a special bonus for Mr. Shlomo Dovrat, chairman of our board of directors;
(3)	to approve additional compensation for those of our directors who serve in certain capacities;
(4)	to approve directors’ service agreements and the grant of stock options for two of our directors;
(5)	to approve adjustments to the terms of outstanding stock option awards as a result of our distribution to shareholders of shares in ECtel Ltd.;
and
(6)	to approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors and to authorize our board of directors to delegate to our audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

     In addition, the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2003 will be discussed at the Annual General Meeting.

     We currently are not aware of any other proposals, which will come before the Annual General Meeting. If any other matters properly come before the meeting, the persons designated as proxies intend to vote upon such matters in accordance with their judgment.

Voting

     Only holders of record of our Ordinary Shares, nominal (par) value NIS 0.12 per share, at the close of business on the meeting record date, August 5, 2004, are entitled to notice of, and to vote at, the Annual General Meeting. We had 108,516,620 Ordinary Shares outstanding on the meeting record date. Each Ordinary Share outstanding on the meeting record date will generally entitle its holder to one vote upon each of the matters to be presented at the Annual General Meeting. (See Item 1 below – “Re-election of Seven Directors” under the caption headed “Directors Remaining in Office and Not Required to Seek Election at the Meeting” for details of certain shares having no voting rights in connection with the election of directors at shareholders meetings.) A quorum must be present in order for the Annual General Meeting to be held. The presence in person or by proxy of at least two shareholders holding shares that are entitled to vote in the aggregate at least 33 1/3% of the shares outstanding on the record date will constitute a quorum for the transaction of business at the Annual General Meeting. If within half an hour from the time established for the commencement of the Annual General Meeting a quorum is not present, the meeting shall stand adjourned to Monday, September 20, 2004, at the same time and place.

     Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

     Proxies for use at the Annual General Meeting are being solicited by our board of directors. Proxies will be solicited primarily by mail and are being mailed to shareholders on or about August 20, 2004. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile e-mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our Ordinary Shares.

     All Ordinary Shares represented by properly executed proxies received by us twenty-four (24) hours prior to the meeting will, unless such proxies have been previously revoked, be voted at the Annual General Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the Annual General Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies) in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time prior to commencement of the meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Annual General Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to ECI Telecom Ltd., 30 Hasivim Street, Petah Tikva 49517, Israel, attention General Counsel.

OWNERSHIP OF OUR SHARES

     We have authorized and outstanding one class of equity securities, designated Ordinary Shares, with a nominal (par) value of NIS 0.12 per share. The following table sets forth, as of August 5, 2004, the number of shares owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of our shares (the “Major Shareholders”); and (ii) our directors or members of our senior management as a group. Although several of our directors are officers or directors of our Major Shareholders, except where otherwise indicated, such individuals disclaim beneficial ownership of the shares held by such Major Shareholders.

Name and Address	Number of Shares Owned (1)	Approximate Percent of Shares Outstanding (2)
M.A.G.M. Chemistry Holdings Ltd. (a wholly owned subsidiary of Koor Industries Ltd.)(3)(5) 14 Hamelacha Street Park Afek 48091 Rosh Ha’ayin, Israel	33,049,433	30.5%

Name and Address	Number of Shares Owned (1)		Approximate Percent of Shares Outstanding (2)
Clal Electronics Industries Ltd. (a wholly owned subsidiary of Clal Industries & Investments Ltd.)(4)(5) 3 Azrieli Center, Triangular Tower, 45th Floor 67023 Tel Aviv, Israel	15,218,194		14.0%

Carmel Funds (as defined below), Isal Amlat Investments (1993) Ltd., D Partners (as defined below), and affiliated entities (together the “Dovrat Entities”)(6)(7) Delta House, 16 Abba Eban Avenue 46725 Herzlia, Israel	8,121,342	(8)	7.5	%(8)
Ofer (Ships Holding) Ltd. (“Ofer Ships”)(7)(9) 2, Hanamal Street 33031 Haifa, Israel	6,867,200		6.3%

Fidelity Low Priced Stock Fund, Fidelity Management & Research Company, and FMR Corp. (together “Fidelity”)(10) 82 Devonshire Street Boston, Massachusetts 02109	5,543,400		5.1%

All our directors and members of our senior management as a group (consisting of 15 persons)	4,897,311	(11)	4.4	%(11)

__________

(1)

The information regarding the ECI shares beneficially owned by Major Shareholders is based on Schedules 13D filed by such shareholders and related individuals and entities with the U.S. Securities and Exchange Commission and on information provided by such shareholders.

(2)

Percentages in this table are based on the 108,516,620 ECI shares outstanding as at August 5, 2004 plus such number of newly issued ECI shares, if any, as such shareholder or group had the right to receive upon the exercise of stock options which are exercisable within 60 days.

(3)

Both M.A.G.M. Chemistry Holdings Ltd. (“MAGM”) and Koor Industries Ltd. (“Koor”) are Israeli corporations. Koor’s shares are publicly traded on The Tel Aviv Stock Exchange and its ADSs (American Depositary Shares) are traded on the New York Stock Exchange. Mr. Jonathan Kolber, a director of ECI and the Chief Executive Officer of Koor, beneficially owns approximately 3.4% of the shares of Koor. In addition to the ECI shares held by MAGM: (i) Mr. Kolber has a beneficial interest in 1,542,198 ECI shares (for details see the table in Item 2 below – “Re-Election of Seven Directors”); and (ii) Mr. Danny Biran, a director of ECI and President of Koor, beneficially owns 5,000 ECI shares. Mr. Kolber and Mr. Biran, by virtue of their respective positions at Koor, may be deemed to be beneficial owners of the ECI shares held by MAGM. Mr. Kolber and Mr. Biran disclaim beneficial ownership of these shares.

(4)

Both Clal Electronics Industries Ltd. (“Clal”) and Clal Industries and Investments Ltd. (“CII”) are Israeli corporations. CII is controlled by IDB Development Corporation Ltd. (“IDBD”), which, in turn, is controlled by IDB Holding Corporation (“IDBH”), all of which companies are considered part of the IDB group. In addition to Clal’s holdings, based upon reports received by us, the following entities within the IDB group beneficially own ECI shares, as follows: IDBD (100,000 shares); Badal Securities Ltd. (“Badal”), a wholly owned subsidiary of IDBH (100,000 shares); Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance”) – a majority-owned subsidiary of IDBD (41,720 shares); and PEC Israel Economic Corporation (“PEC”), a wholly owned US subsidiary of Discount Investment Corporation Ltd. (“DIC”) – a company controlled by IDBH (22,198 shares). CII, IDBD, IDBH, Clal Insurance and DIC are all Israeli corporations whose shares are publicly traded on The Tel Aviv Stock Exchange.

Based upon reports received by us, since May 19, 2003, IDBH is controlled by a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner (who is the chairman of IDBH, IDBD, CII and DIC and a director of Clal Insurance) and his sister Shelly Bergman (who is a director of IDBH, IDBD, CII and DIC), which holds 31.22% of the equity of and voting power in IDBH; (ii) Manor Investments – IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD, CII and DIC and Isaac Manor is a director of Clal Insurance), which holds 10.39% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDBH, deputy chairman of IDBD, co-chief executive officer of CII and a director of DIC, and another son, Shay Livnat, is a director of IDBD, CII and Clal Insurance), which holds 10.39% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Ms. Bergman owns approximately 5.72% of the equity and voting power of IDBH.

Based on the foregoing, IDBH (by reason of its control of IDBD), Ganden, Manor and Livnat (by reason of their control of IDBH), Mr. Dankner, Ms. Bergman, Ms. Manor and Mr. A. Livnat (by reason of their control, respectively, of Ganden, Manor and Livnat) may be deemed to share the power to vote and dispose: (i) with IDBD (by reason of its control of CII and Clal), CII and Clal, of the ECI shares held by Clal; (ii) with Badal, of the ECI shares held by Badal; (iii) with IDBD, of the ECI shares held by IDBD; (iv) with IDBD and Clal Insurance, of ECI shares held by Clal Insurance; and (v) with IDBD, DIC and PEC, of the ECI shares held by PEC.

(5)

Pursuant to an agreement between Koor and Clal entered into on April 8, 1998 (the “Koor-Clal Agreement”), the parties agreed, among other things, to vote their respective ECI shares to the effect that (i) the majority of the members of ECI’s board of directors will be designated by Koor, as long as Koor’s equity interest in ECI is not less than 15% and (ii) 20% of the members of ECI’s board of directors will be designated by Clal, as long as Clal owns no less than a 5% equity interest in ECI. However, the present composition of our board of directors does not reflect these provisions of the Koor-Clal Agreement.

The Koor-Clal Agreement also provides that Clal may acquire additional ECI shares, provided that such acquisition would not cause Clal’s equity interest in ECI to exceed 15%, unless Clal receives an approval from the Israeli Comptroller of Restrictive Trade Practices. Koor and Clal also agreed under the Koor-Clal Agreement that as long as their voting arrangements, as described above, are in force, they shall use their best efforts to ensure that in the event that ECI decides to issue ordinary shares or any securities convertible into ordinary shares to Koor or Clal or to any shareholder of ECI affiliated with Koor or Clal, the other party shall be entitled to purchase ordinary shares or other convertible securities under such issuance in accordance with its proportional respective holdings in ECI.

(6)

6,580,000 of the ECI shares held by the Dovrat Entities were acquired in February 2002 pursuant to a subscription agreement dated December 6, 2001 (the “Subscription Agreement” – see footnote (7) below). The following are the names and direct holdings of the individuals and entities that comprise the Dovrat Entities: Isal Amlat Investments (1993) Ltd. (“Isal Amlat”) (2,632,632 shares); Shlomo Dovrat, Chairman of our board of directors (112,000 shares); Harel Beit-On (112,000 shares); Avi Zeevi (24,947 shares); Daniel Chertoff (6,580 shares); Walter Grassl (2,630 shares); Karl Heinz Achinger (5,000 shares); Carmel Software Fund (Israel) L.P. (1,110,046 shares); Carmel Software Fund (Cayman) L.P. (1,370,637 shares); Carmel Software Fund (Delaware) L.P. (598,702 shares); Carmel Software Fund Gbr (98,565 shares); Carmel V.C. Ltd., acting for Siemens Venture Capital GmbH (197,131 shares) (the previous five entities being referred to as the “Carmel Funds”); D Partners (Israel) Limited Partnership (390,071 shares); and D Partners (BVI) L.P. (724,511 shares) (the previous two entities being referred to as the “D Partners”). The stated holdings of the Carmel Funds and D. Partners include an aggregate of 743,502 ECI shares and 62,000 ECI shares, respectively, that were purchased subsequent to the Subscription Agreement, and are not subject to its provisions. The aggregate stated holdings for the Dovrat Entities also include 106,850 ECI shares held by Aharon Dovrat, the father of Mr. S. Dovrat, which shares are not subject to the provisions of the Subscription Agreement. (See also footnote (8) below regarding certain additional shares that may be acquired by certain entities within the Dovrat Entities.) Although Dovrat & Co. Ltd. was one of the Purchasers under the Subscription Agreement, it did not become the holder of record of any ECI shares and its allocation of ECI shares was assigned to the other affiliates within the Dovrat Entities listed above.

Mr. S. Dovrat, Mr. Beit-On and Mr. Zeevi are directors in, or shareholders of, various entities that are the general partners and investment managers or shareholders of the various Carmel Funds. Mr. S. Dovrat and Mr. A. Dovrat, each own 50% of the shares of Dovrat & Co. Ltd., and are also directors and/or shareholders of various entities within, or affiliated with entities within, the Dovrat Entities, or which provide the Dovrat Entities or affiliates with investment advisory and related services. Mr. A. Dovrat is also chairman (and Mr. S. Dovrat is a director) of Isal Amlat and Dovrat & Co. Ltd. Mr. A. Dovrat and Mr. S. Dovrat hold indirect interests in, and/or are directors of, the general partners of, D Partners. Mr. Grassl and Mr. Chertoff were managers of various entities that are the general partners and investment managers of the various Carmel Funds. Mr. Achinger was a member of the advisory boards of the various Carmel Funds. Isal Amlat is an investment company whose shares are publicly traded on The Tel Aviv Stock Exchange. Due to the relationship between the parties that comprise the Dovrat Entities, such parties may be deemed to beneficially own shares that are held by certain of the other parties within the Dovrat Entities. Each such party disclaims beneficial ownership of the shares held by any other party within the Dovrat Entities.

(7)

Pursuant to article 37(h) of our articles of association, the purchasers of the ECI shares acquired under the Subscription Agreement and certain of their permitted assigns are entitled, subject to certain conditions and until our 2005 annual general meeting, to directly appoint up to two of our directors and to remove and replace them. (For details, see Item 1 below — “Re-Election of Seven Directors” under the caption headed “Directors Remaining in Office and Not Required to Seek Election at the Meeting”). For as long as these rights are in force, ownership of such shares shall not carry any voting rights for the election of other directors. We have been advised that on June 30, 2004, Ofer Ships (see footnote 9 below) irrevocably authorized and appointed Carmel V.C. Ltd., one of the Dovrat Entities (see footnote 6 above), as its sole representative and agent to exercise the rights held by Ofer Ships with respect to all shares held by Ofer Ships pursuant Article 37(h) of our articles of association.

Pursuant to the Subscription Agreement, on February 11, 2002, we entered into a registration rights agreement with the investors regarding the shares issued to them in the private placement. Under the registration rights agreement, the investors, and their permitted assigns, are entitled, subject to certain conditions and limitations, to two demand registrations and to unlimited piggyback registrations in respect of the shares issued pursuant to the Subscription Agreement. These rights are effective from February 11, 2003 and terminate after a period of four years. Any demand registration shall have an anticipated aggregate offering price of at least $10 million. We shall bear all expenses incurred in connection with any registration excluding underwriters’ discounts or commissions and the selling shareholders’ legal fees and expenses.

The parties that comprise the Dovrat Entities and Ofer Ships may together be deemed to constitute a “group” for the purposes of Rule 13d of the Securities Act of 1933, as amended. Each party within the Dovrat Entities disclaims beneficial ownership of all shares held by Ofer Ships, and Ofer Ships disclaims beneficial ownership of all shares held by the parties that comprise the Dovrat Entities.

(8)

Includes (i) 300,000 stock options exercisable into ECI shares within sixty days, being the stock options issued to Carmel V.C. Ltd. pursuant to the provisions of an agreement dated December 17, 2002, entered into between us and Carmel V.C. Ltd. relating to the services of Mr. S. Dovrat; and (ii) 329,040 ECI shares held by the Ofer Ship (see footnote (9) below), in respect of which it has granted to Carmel V.C. Ltd. an option to purchase, expiring on December 5, 2009. Percentage ownership is calculated in relation to above number of ECI shares issued and outstanding plus the said 300,000 stock options exercisable within sixty days.

(9)

6,580,000 of the ECI shares held by the Ofer Ships were acquired in February 2002 by Ofer Ships, Udi Angel, Doron Ofer and Eyal Ofer (collectively referred to as the “Ofer Brothers Group”) pursuant to the Subscription Agreement (see footnote 7 above),. Subsequently, within the provisions of the Subscription Agreement, Mr. D. Ofer (in June 2003), Mr. Angel and Mr. E. Ofer (both in October 2003) sold to Ofer Ships the ECI shares acquired by them under the Subscription Agreement (in each case, 789,474 shares). The holdings of Ofer Ships also include 287,200 ECI shares purchased subsequent to the Subscription Agreement but not subject to its provisions. Orona Investments Ltd (a company wholly owned by Mr. Angel) and L.Y.N. (Holdings) Ltd., (a company of which Mr. E. Ofer holds 95% of the issued share capital) are each the direct owners of one-half of the outstanding stock of Ofer Ships. Accordingly, the aforesaid companies, and Mr. Angel and Mr. E. Ofer, may be deemed to beneficially own all of the ECI shares held by Ofer Ships.

(10)

Based upon a Schedule 13D filing made with the Securities & Exchange Commission and subsequent notifications sent to us, most recently dated July 22, 2004. Fidelity Low Priced Stock Fund (“Fidelity Fund”) is an investment company registered under Section 8 of the Investment Company Act of 1940. Fidelity Management & Research Company (“Fidelity Management”), a wholly owned subsidiary of FMR Corp., is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The said ECI shares are owned by Fidelity Fund, and Fidelity Management is the beneficial owner of the said shares as a result of acting as investment adviser to Fidelity Fund. Edward C. Johnson 3d and other members of his family are the predominate owners of, and may be deemed to form a controlling group of, FMR Corp.

(11)

Includes 3,217,046 stock options exercisable into ECI shares within sixty days. Includes shares held directly by Mr. S. Dovrat, but excludes shares and rights to acquire shares held by other entities in the Dovrat Entities (see footnotes (6) and (8) above).

RELATED PARTY TRANSACTIONS

     The transactions we have conducted with related parties are comprised primarily of the following:

sales of certain of our products and purchase of components and services; insurance; and buildings and rentals.

     We believe that all the transactions we have conducted with related companies were in the ordinary course of business and on terms no less beneficial than those applied to transactions with other customers or suppliers. In all cases, where appropriate, prices, fees and other terms of the agreements covering these arrangements were arrived at in negotiations with these entities after consideration of the prices and terms offered by providers of similar services. Details of these transactions are as follows:

         IDB Group

     We have entered into various financial arrangements, discussed below, with subsidiaries and affiliates of IDBD (which includes Clal).

     We purchase the majority of our insurance from Clal Insurance Company Ltd., an affiliate of Clal. In addition, a number of other affiliates of Clal provide us with both services (such as travel, freight forwarding and financing services) and goods (such as power supplies) at commercial rates.

     In October 2000, we and one of our wholly-owned subsidiaries entered into an agreement for the sale by the subsidiary to Global Village Telecom (“GVT”), a Brazilian company, of wireless local loop systems and services for a wide territory in South and Central Brazil. The territory covers approximately 30% of Brazil, encompassing nine states, as well as the capital, Brasilia. Companies within the IDB group own approximately 28% (on a fully diluted basis) of the holding company of GVT. Pursuant to the agreement with GVT, we granted GVT long-term financing for the purchase, comprising credit of up to $168 million, based upon the progress of sales. This financing was granted in conjunction with credit made available to GVT by a group of other equipment vendors. The credit was to be repaid (in semi-annual payments) over a period of four years, commencing three years from the date of the signing of the agreement. The interest payable in respect of this credit was variable (ranging from LIBOR plus 4.5% to LIBOR plus 6.5%). As security for its obligations under the agreement, GVT granted to us (as well as to three other major international suppliers) a charge on GVT’s license to operate its communications network in the territory, together with additional security including shareholders’ guarantees and charges on revenue and contracts. The principal shareholders of GVT also committed themselves to maintaining at GVT a ratio of shareholders’ equity to loans from vendors of at least 40:60, and have invested at least $300 million in the capital of GVT.

     Although we sold the operations of the subsidiary in 2003, the GVT debt remained due to us. GVT’s revenues are denominated mainly in Brazilian currency and its vendor debt is in dollars. This has negatively impacted its ability to maintain the debt repayment schedule, due to a significant devaluation of the Brazilian currency relative to the dollar, and commencing December 2002, GVT defaulted in its interest payments to us. Accordingly, GVT has been in discussion with its creditors and shareholders with a view towards restructuring its outstanding debts. Pursuant to this proposed agreement, the debt due to us, of approximately $159 million, including accrued interest, will be repaid over a number of years ending in 2013. The proposed agreement also provides for a reduction in interest rates, relaxation of certain covenants and a commitment by GVT’s shareholders to inject a further $25 million into GVT. (See Note 4C to our consolidated financial statements for details of provisions for doubtful debt made in respect of the GVT debt.)

     In addition to the agreement referred to above, we made a loan of $27 million to GVT’s parent company, GVT Holding NV, in return for convertible subordinated notes that carried interest at 5% per annum. The maturity date of the notes was in November 2003 and they carried the right to convert into marketable securities in the event of an initial public offering of a company in the GVT group. Due to significant concern regarding the financial ability of the parent company to repay the notes, during 2002, we included a provision in the amount of $18 million, as part of our “other expenses”, to reflect a decline in the value of this investment. In 2003, we recorded an associated $3.4 million charge, also in “other expenses”, for a further decline in the value of this investment. As part of the proposed agreement regarding the restructuring of the GVT debt referred to above, it is anticipated that approximately $5.4 million of this loan will be paid in cash by certain shareholders of GVT’s parent company, a part will be waived and the remainder is included in the $159 million debt due to us by GVT, as referred to above.

REMUNERATION AND STOCK OPTIONS

     Set forth below is information regarding all cash and cash-equivalent forms of remuneration paid by us with respect to all persons who were at any time our directors and members of our senior management during the fiscal year ended December 31, 2003:

	Salaries, fees, directors’ fees, commissions and bonuses	Other benefits

All directors and members of senior management as a group (consisting of 21 persons in 2003)	$2,260,000	$230,000

     No member of our board of directors is, or was during 2003, an officer or an employee. Except for the service agreement relating to Mr. Shlomo Dovrat (see below), we pay annual directors’ fees, and in certain instances fees for participating in meetings, only to members of our board of directors who are not affiliated with our major shareholders, in varying amounts as approved by our audit committee, board and shareholders. (See Items 2 through 4 below regarding proposed terms of compensation for certain of our directors).

     At the shareholders meeting held on February 24, 2003, shareholders approved the terms of a service agreement with Carmel V.C. Ltd., dated December 17, 2002, relating to the services of one of our directors, Mr. Shlomo Dovrat, then Vice Chairman, and now Chairman, of our board of directors. Mr. Dovrat shares control of Carmel V.C. Ltd., and Carmel V.C. Ltd. is entitled to the services of Mr. Dovrat. (See above under the caption “Ownership of Our Shares” for details of entities controlled by Mr. Dovrat and their holdings of our shares.) Mr. Dovrat agreed to devote a considerable amount of his time to us, including ongoing and comprehensive consulting regarding our affairs and the promotion of our business. Pursuant to the terms of this service agreement, Carmel V.C. Ltd. is making available to us the services of Mr. Dovrat in consideration of an annual management fee of $300,000, which commenced on January 1, 2003. In addition, Carmel V.C. Ltd. received the grant of stock options to purchase 300,000 shares, at an exercise price of $2.21 per share. One half of these options became exercisable upon the date of shareholder approval and the balance one year thereafter.

     Mr. Krish Prabhu, who was a director from July 2002 until February 2004 and served as Vice Chairman of our board of directors from May 2003, had agreed to make himself available to other members of the board and members of senior management for additional informal meetings, limited to not more than twenty days per year, for which he was to be paid an additional directors’ fee of $2,500 per day. In February 2003, our shareholders approved proposed revised terms of compensation for Mr. Prabhu, pursuant to which, in consideration of Mr. Prabhu devoting at least one-half of his professional time to our affairs, he would be entitled to receive an annual fee of $150,000, payable monthly, instead of the fees previously approved. Shareholders also agreed to the grant to him of stock options to purchase a further 100,000 of our shares at an exercise price of $1.99 per share. In July 2003, shareholders approved new terms of compensation for Mr. Prabhu, pursuant to which Mr. Prabhu was to devote thirty days per year to our affairs and, in lieu of the annual fee of $150,000, he was to be paid upon the basis of an annual consulting fee of $75,000, in addition to an annual directors’ fee of $60,000, paid to him, proportionally, for the period until his resignation in February 2004.

     The following table sets forth as to all our directors and members of our senior management as a group, including all persons who were at any time during the period indicated members of our board of directors or senior management, certain information (expressed in terms of our Ordinary Shares of NIS 0.12 nominal value) concerning (i) options granted by us between January 1, 2003 and December 31, 2003; (ii) options exercised between such dates; and (iii) options unexercised at December 31, 2003.

Granted
Number of Ordinary Shares	2,478,316
Average option price per Ordinary Share	$2.32
Exercised
Number of Ordinary Shares	None
Unexercised
Number of Ordinary Shares	4,386,400
Average option price per Ordinary Share	$8.57

PROPOSALS FOR THE ANNUAL GENERAL MEETING

ITEM 1 — RE-ELECTION OF SEVEN DIRECTORS

     We currently have a board of ten directors. Three of these directors are not required to be elected annually (see below under the caption headed “Directors Remaining in Office and Not Required to Seek Election at the Meeting”) and will continue to serve on our board of directors following the Annual General Meeting. The remaining seven directors are elected annually.

     Pursuant to the recommendations of the nominations committee of our board of directors, we are presenting seven nominees for election as directors at the Annual General Meeting, all such nominees being current members of our board of directors. Each elected nominee will hold office until the next annual general meeting, unless his office is earlier vacated under the provisions of our articles of association.

     Following the election of seven directors at the Annual General Meeting, our board of directors will comprise a total of ten directors. The maximum number of members of our board of directors, as last fixed by a decision of our shareholders, is fifteen. It is therefore intended that five vacancies will exist on the board of directors following the Annual General Meeting. Under our articles of association, the board of directors will be entitled to fill, until the next annual general meeting, four of these vacancies and the Purchasers under the Subscription Agreement of December 6, 2001 will be entitled to fill one vacancy (see below under the caption headed “Directors Remaining in Office and Not Required to Seek Election at the Meeting”).

     We are not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

     The nominees, their present principal occupation or employment, age, the month in which each first became a member of our board of directors and the number of our shares beneficially owned by each as at August 5, 2004, are set forth below:

Name(1)	Principal Occupation or Employment	Age	Director Since	Number of Ordinary Shares Beneficially Owned

Danny Biran	President, Koor Industries Ltd.(2)	61	August 1999	5,000
Colin R. Green(3)	Former Group Commercial Director and Secretary, British Telecommunications plc	55	May 2002	51,243	(4)

Jonathan B. Kolber	Chief Executive Officer, Koor Industries Ltd.(2)	42	January 1990	1,542,198	(5)
Richard T. Liebhaber(3)	Former Managing Director of Veronis, Suhler & Associates	69	May 2002	33,333	(6)
Meir Shannie(3)	Former President and Chief Executive Officer of Clal Industries & Investments Ltd.	58	February 2001	5,000

Casimir Skrzypczak(3)	Former Senior Vice President — Customer Advocacy at Cisco Systems, Inc.	63	July 2002	13,666	(6)
Gerd Tenzer(3)	Former Deputy Chairman of the Board of Management, Deutsche Telekom AG.	61	August 2003	16,666	(6)

__________

(1)	For details of membership of the various committees of the board, see below under the caption “Committees of the Board” below.

(2)

Koor Industries Ltd. (“Koor”) is the parent company of M.A.G.M. Chemistry Holdings Ltd. (“MAGM”), our largest shareholder. (For details of shareholdings by Major Shareholders and of the agreement between Koor and Clal Electronics Industries Ltd. containing provisions relating to the election of directors, see above under the caption “Ownership of ECI Shares”.)

(3)	Independent Directors, as defined by Nasdaq and determined by our board of directors. Our board of directors has also determined our external directors to be Independent Directors.

(4)	Includes 40,000 stock options exercisable into Ordinary Shares within 60 days of August 5, 2004.

(5)

Comprises 100,000 Ordinary Shares held by an Israeli company wholly owned by Mr. Kolber and 1,442,198 Ordinary Shares held by a trustee for the Kolber Trust, of which Mr. Kolber is a discretionary beneficiary. The said holdings together aggregate to 1.4% of our outstanding shares.

(6)	Represents stock options exercisable into Ordinary Shares within 60 days of August 5, 2004.

     Danny Biran has been President of Koor since 1998, and was a director of Koor from 1997 until February 2000. Since April 2003, he has also served as Chief Executive Officer of Elisa Electronics Systems Ltd. In addition, Mr. Biran serves as the Chairman of the board or a director of a number of Israeli and North American companies, including Makhteshim-Agan Industries Ltd. (“Makhteshim”), Knafaim-Arkia Holdings Ltd. (“Knafaim”) and various other affiliates of Koor. He served as a senior executive in the Office of the Prime Minister in Israel for more than twenty-five years. Mr. Biran is a graduate of the Law faculty of Tel Aviv University and is a member of the Israel Bar Association.

     Colin R. Green held various senior executive positions with British Telecommunications plc (“BT”) until his retirement in April 2002, including Group Commercial Director and Secretary from 1999 to 2002, Secretary and Chief Legal Advisor from 1994 to 1999, Chief Legal Advisor from 1989 to 1994, and Director, Commercial Legal Department from 1985 to 1989. He was responsible for the legal aspects of BT’s public offerings in the United Kingdom and abroad between 1984 and 1993 and subsequently handled all BT’s major acquisitions and dispositions in the United Kingdom and the United States. Mr. Green served as a director of a number of BT subsidiaries and joint ventures, was Chairman of BT’s

Spanish subsidiary and was a member of BT’s Executive Committee from 1996 to 2002. He is Chairman of the Hermes Group Pension Fund and Green Aid, a trustee of Nightingale House and an advisor to a number of Israeli high technology companies. Mr. Green holds a bachelors degree in law from the London School of Economics and is admitted as a solicitor in England and Wales.

     Jonathan B. Kolber has been Chairman of the executive committee of our board of directors since 1997 and was Chairman of our board from 1997 until January 2002. He has served as the Chief Executive Officer of Koor since 1998 and was Vice Chairman of Koor from 1998 until March 2003. Mr. Kolber was associated with Cemp Investments from 1985 to 1987 and was a Vice President of Claridge Inc. from 1986 to 1990. He serves as a director of a number of Israeli companies, including Makhteshim, Sheraton Moriah (Israel) Ltd. and Knafaim. Mr. Kolber holds a bachelors degree in Near Eastern languages and civilizations from Harvard University and a certificate in advanced Arabic from the American University of Cairo.

     Richard T. Liebhaber was Managing Director of Veronis, Suhler & Associates, the New York media merchant banking firm, from 1995 until his retirement in August 2001. Prior thereto, from 1985 Mr. Liebhaber was an Executive Vice President of MCI Telecommunications Corp. (“MCI”), where he architected, engineered and constructed MCI’s network and managed the establishment of a number of joint ventures, including Concert, the joint venture between MCI and BT. He also served as a member of MCI’s board of directors from 1992 to 1995. From 1954 until 1985, Mr. Liebhaber was employed by IBM, or affiliated companies, and held various executive positions. He has served as a director of a variety of high technology and telecom companies and is currently a member of the boards of directors of Avici Systems, Inc., ILOG Inc. and JDS Uniphase Corporation. Mr. Liebhaber holds a bachelors degree in electrical engineering from New York University.

     Meir Shannie served as President and Chief Executive Officer of Clal Industries & Investments Ltd. (“CII”) from January 2001 until June 2003. From 1997 until his appointment at CII, he was an independent businessman, engaged, primarily, in consulting to a number of Israeli business ventures and companies. Previously he served as the Active Chairman of Israel Direct Insurance Ltd. from 1993. From 1987 to 1989, Mr. Shannie was the managing director of Elite and currently serves as a member of its board of directors, and from 1978 to 1985 he was the managing director of Clal Insurance Company Ltd. Mr. Shannie holds a bachelors degree in accounting and economics and a masters degree in business administration, both from the Tel Aviv University.

     Casimir Skrzypczak has been a general partner at Global Assets Capital, a venture capital fund headquartered in California, since July 2001. From November 1999 until July 2001, he was Senior Vice President – Customer Advocacy at Cisco Systems, Inc., responsible for deployment and support services to service providers worldwide. Prior thereto, Mr. Skrzypczak was Group President Professional Services, Telcordia Technologies, Inc. (formerly BellCore) from 1997, following its sale to Science Applications International Corporation (“SAIC”). Prior to 1997, he filled various senior executive positions with a number of major corporations, including Nynex Corporation, Bell Communications Research, Inc., Western Electric, AT&T and New York Telephone Company. Mr. Skrzypczak has served as a director of a variety of companies and is currently a member of the boards of directors of JDS Uniphase Corporation, WebEx Communications, Inc., Somera Communications, Inc. and Sirenza Microdevices, Inc., as well as several private companies. He holds a bachelors degree in mechanical engineering from the Villanova University, Pennsylvania and a masters degree in Operations Research from Hofstra University.

     Gerd Tenzer is a former Deputy Chairman of the Board of Management of Deutsche Telekom AG. Since December 2002, he has served as the special representative to the Chairman of the Board of Management of Deutsche Telekom for competition and telecommunications policy. Mr. Tenzer joined Deutsche Telekom in 1990 with responsibilities for, among other things, networks, purchasing, and broadband cable. Prior to joining Deutsche Telekom, he worked at the German Federal Ministry of Posts and, for ten years, headed the Ministry’s Policy section. Mr. Tenzer is currently Vice Chairman of the Board of Ses-global, a Luxembourg-based satellite company. He holds a bachelors degree in telecommunications from the Technical University in Aachen and a degree of diplom-ingenieur.

Directors Remaining in Office and Not Required to Seek Election at the Meeting

     Three of the current members of our board of directors are not required to be elected annually and will continue to serve on our board of directors following the Annual General Meeting.

     Two of these directors, Mr. Avner Naveh and Ms. Yocheved (“Yochi”) Dvir, are external directors, elected pursuant to the requirements of Israel’s Companies Law 5759 - 1999 (the “Companies Law”). The term of office of an external director is three years and may be extended for an additional three years. As Mr. Naveh was re-elected for a second three-year term in September 2003 and Ms. Dvir was elected in February 2004, they continue in office until September 2006 and February 2007, respectively, and accordingly are not among the directors nominated for re-election at the meeting.

     The third director, Mr. Shlomo Dovrat, chairman of our board of directors, also continues in office, although not nominated for re-election at the meeting. Mr. Dovrat was one of two directors directly appointed in February 2002 by the purchasers of the 13,160,000 shares acquired pursuant to the Subscription Agreement of December 6, 2001 (for particulars of such persons, see footnotes (6), (7) and (9) to the table appearing under the caption “Ownership of Our Shares” above). In accordance with article 37(h) of our articles of association, the purchasers of these shares and certain permitted assigns (the “Purchasers”) are entitled to directly appoint two directors for so long as they hold at least 10% of our outstanding shares, and one director for so long as they hold at least 5% of our outstanding shares, although the appointment of any such director may be rejected by those directors not appointed by the Purchasers in their reasonable discretion. Generally, such directors may also only be removed or replaced by the Purchasers. In addition, pursuant to article 37(h), for so long as the Purchasers hold at least 10% of our outstanding shares, they have the right to propose that one of the directors appointed by them be named as vice chairman of our board of directors, subject to the approval in their reasonable discretion of those directors not appointed by the Purchasers. Following his appointment as a director in February 2002, Mr. Dovrat was appointed vice chairman of our board of directors, pursuant to article 37(h), and, in May 2003, our board of directors elected him as chairman. A second director appointed pursuant to article 37(h), resigned as a director in May 2003 and, accordingly, the Purchasers have the right to directly appoint a second director to our board of directors.

     The right for the Purchasers to directly appoint directors under article 37(h) will expire at the commencement of our annual general meeting to be held during the year 2005. For as long as such right is in force, the Purchasers shall have no voting rights in respect of the election of other directors. All the shares purchased pursuant to the Subscription Agreement are held of record in the names of the owners set forth in footnotes (6) and (9) to the table of Major Shareholders in the section headed “Ownership of Our Shares” above. Brokers, banks and other financial institutions holding ECI shares on behalf third party beneficial owners, do not hold any shares purchased pursuant to the Subscription Agreement.

Committees of the Board

     Our articles of association provide that our board of directors may delegate its powers to committees of the board, subject to limitations and restrictions imposed from time to time by the board, and by the Companies Law, which stipulates that certain powers cannot be delegated. Any committee of the board empowered with powers of the board of directors is required to include at least one external director, except that the audit committee which is required by the Companies Law to have at least three members including all the external directors. The board has appointed the following committees:

     •   The Audit Committee, which comprises Ms. Dvir (chairperson), Mr. Green, Mr. Naveh and Mr. Shannie.

     •    The Executive Committee, which comprises Mr. Kolber (chairman), Mr. Dovrat, Mr. Green, Mr. Naveh, Mr. Shannie and Mr. Skrzypczak.

     •   The Remuneration Committee, which comprises Mr. Kolber (chairman), Mr. Dovrat, Ms. Dvir, Mr. Naveh, Mr. Shannie and Mr. Skrzypczak.

     •   The Nominations Committee (empowered only to make recommendations to the board of directors), which comprises Mr. Dovrat (chairman), Mr. Green, Mr. Kolber, Mr. Shannie and Mr. Tenzer.

     •   The Financial Investments Committee, which comprises Ms. Dvir (chairperson), Mr. Dovrat and Mr. Shannie.

     •   The Strategic Committee, which comprises Mr. Dovrat, Mr. Green, Mr. Liebhaber, Mr. Skrzypczak and Mr. Tenzer.

     Our articles of association also provide that any director may appoint another person to serve as an alternate director. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director or the alternate director of another director.

     Proposal 1

     It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that each of the nominees named in Item 1 of ECI’s proxy statement relating to its 2004 Annual General Meeting be, and each hereby is, elected as a director of ECI to hold office until the next annual general meeting.”

     Shareholders may vote in a favor of all the said nominees, or may withhold their vote in respect of all or some of such nominees. The affirmative vote of a simple majority of the shares present at the meeting, in person or by proxy, and voting thereon, is required to elect each of the said nominees as directors.

Our board of directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 - APPROVAL OF A SPECIAL BONUS FOR MR. SHLOMO DOVRAT,
CHAIRMAN OF HE BOARD OF DIRECTORS

     Under the Companies Law, the terms of compensation of our directors, as well as a transaction between our company and a third party in which one of our directors has a personal interest, must be approved by our audit committee, board of directors and shareholders, in that order.

     In February 2003, following approval by our audit committee and board of directors, ECI’s shareholders approved the terms of a service agreement with Carmel V.C. relating to the services of Shlomo Dovrat, the chairman of our board of directors. (For an outline of the terms of this service agreement, see above under the caption “Remuneration and Stock Options”.) Mr. Dovrat agreed to devote a considerable amount of his time to us, including ongoing and comprehensive consulting regarding our affairs and the promotion of our business.

     In May 2004, subject to shareholders’ approval, our audit committee and board of directors approved the award to Mr. Dovrat of a special bonus of $45,000 in recognition of the exceptional contribution made by him to ECI in 2003.

     Proposal 2

     It is proposed that at the meeting the following resolution be adopted:

“RESOLVED that ECI pay a special bonus of $45,000 to Mr. Shlomo Dovrat, the chairman of the board of directors, or to an entity designated by him.”

     Approval of this proposal will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

Our board of directors recommends a vote FOR approval of the proposed resolution.

ITEM 3 - APPROVAL OF ADDITIONAL COMPENSATION FOR DIRECTORS
WHO SERVE IN CERTAIN CAPACITIES

     Our board of directors are required by the Companies Law to appoint an audit committee, the role of which is: (i) to identify irregularities in the management of our business, including in consultation with the our internal auditor or independent accountants, and to propose remedial measures to our board; and (ii) to review for approval certain related party transactions as defined in the Companies Law.

     In addition, our audit committee reviews internal financial controls; oversees and monitors the financial reporting system and accounting policies and practices; reviews our financial statements once each quarter with our auditors; approves any change in accounting policies and practices; meets with the our internal and external auditors and requests that certain matters be reviewed; considers any matter that the internal or external auditors recommend be reviewed; recommends external auditors, reviews their performance, ensures their independence, approves their compensation, and if necessary, recommends their replacement; recommends committee structures and policies; and in general makes recommendations to the board with respect to corporate governance.

     Under the Companies Law, our audit committee must consist of at least three members, and include all of the external directors elected pursuant to the Companies Law. The chairman of our board of directors, any director employed by us or providing services to us on a regular basis, any controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee.

     Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the “SEC”) has issued new rules that, among other things, require Nasdaq to impose independence requirements on each member of the audit committee as well as a majority of the board or directors. The new Nasdaq rules, which are applicable to us as of July 31, 2005, implement two basic criteria for determining independence: (i) our audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from us or from one of our affiliates (as that term is defined by the SEC), other than in such member’s capacity as a member of our board of directors and any board committee, and (ii) our audit committee members may not be an “affiliated person” of ours or any of our subsidiaries apart from his or her capacity as a member of the board and any board committee. We have already adopted the new Nasdaq criteria relating to the independence of members of our audit committee.

     Currently our audit committee comprises Colin Green, Meir Shannie and our two external directors, none of whom represent any of our Major Shareholders. Mr. Green has been a member of our audit committee since May 2002 and Mr. Shannie became a full member of the committee on August 11, 2004. In July 2003, our shareholders approved the payment to our external directors of an annual directors’ fee and a participation fee based upon the maximum fees permitted to be paid to external directors under the Companies Law. In order to compensate those members, from time to time, of our audit committee who are not external directors, for their additional time, effort and responsibility in connection with their service on the audit committee, it is proposed that they receive an additional fee of $10,000 per annum, with effect from January 1, 2003. Such fee would not be payable to any member of the audit committee who represents a Major Shareholder.

     The new Nasdaq rules will also require a majority of our board of directors to be independent directors (as defined by Nasdaq) and for our board of directors to make a determination that individuals serving as independent directors do not have a relationship with us that would impair their independence. Although these rules are not applicable to us until July 31, 2005, our board has nevertheless made such determination as regards seven of the current members of our board of directors. Our independent directors meet at least four times each year in a forum (an executive session) to discuss issues of concern to them and to designate a Senior Independent Director, currently Colin Green. The Senior Independent Director represents the independent directors, when necessary, to ensure that they receive appropriate and timely information and any other facilities to enable them to discharge their duties, and that they are consulted when appropriate. In order to compensate the Senior Independent Director for his additional time, effort and responsibility, it is proposed that he be paid an additional fee of $10,000 per annum during such period as he serves in such.

     Under the Companies Law, the terms of compensation of our directors must be approved by our audit committee, board of directors and shareholders, in that order. Subject to shareholders’ approval, our audit committee and board of directors have approved the above additional compensation for certain members of the audit committee and for the Senior Independent Director.

     It is proposed that at the meeting the following resolutions be adopted:

     Proposal 3a.

“RESOLVED that additional compensation to any director serving from time to time on the audit committee, other than an external director or a director representing a Major Shareholder, in an amount of $10,000 per annum, effective from January 1, 2003, be, and the same hereby is, approved and ratified.”

     Proposal 3b.

“RESOLVED that additional compensation to the director serving from time to time in the capacity of Senior Independent Director, in an amount of $10,000 per annum, effective from the date of nomination of such director, be, and the same hereby is, approved and ratified.”

     Approval of these proposals will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matters.

Our board of directors recommends a vote FOR approval of the proposed resolutions.

ITEM 4 - APPROVAL OF DIRECTORS' SERVICE AGREEMENTS AND THE GRANT OF
STOCK OPTIONS FOR TWO DIRECTORS

     Under the Companies Law, the terms of compensation of our directors must be approved by our audit committee, board of directors and shareholders, in that order.

     Since July 2003, our audit committee and board of directors have, subject to shareholders’ approval, approved a director’s service agreement for Mr. Gerd Tenzer upon his appointment as a director and the renewal of Mr. Colin Green’s director’s service agreement, together, in each case, with the grant of stock options. Neither Mr. Tenzer nor Mr. Green is affiliated to our Major Shareholders. The main provisions of these service agreements and stock option grants are as follows:

   Gerd Tenzer

     Mr. Tenzer was appointed to our board of directors in July 2003. His director’s service agreement is for a term of three years from his appointment, subject to his annual re-election by shareholders, and provides for the payment to him of an annual directors fee of $50,000. In addition, Mr. Tenzer has been granted stock options to purchase 50,000 of our shares at an exercise $3.01 per share. One third of these options will become exercisable upon shareholders’ approval, a further one third on July 23, 2005 and the remaining one third on July 23, 2006.

   Colin Green

     Mr. Green was appointed to our board of directors in May 2002 and his director’s service agreement, which was initially for a term of two years, is to be renewed upon identical terms, for an additional two years from May 2004, subject to Mr. Green’s annual re-election by shareholders. The agreement provides for the payment to Mr. Green of an annual directors fee of $60,000, of which $10,000 is to be paid by of the issue to Mr. Green of ECI shares. The said directors fee is in addition to the fees discussed in Item 3, which will be payable to Mr. Green, subject to approval by shareholders of proposals 3a. and 3b. In addition, Mr. Green has been granted stock options to purchase a further 27,000 of our shares at an exercise $6.80 per share. Commencing in 2005, one third of these options become exercisable on March 1 of each year.

     All the above stock options are exercisable for a period of ten years from the date of grant, subject to the respective grantees continuing to serve on our board of directors, and are subject to the adjustments proposed in Item 5 below.

     It is proposed that at the meeting the following resolutions be adopted:

     Proposal 4a.

“RESOLVED that (i) the director’s service agreement between ECI and Gerd Tenzer, as approved by the audit committee and the board of directors, and any renewal thereof, from time to time, upon identical terms; and (ii) the grant of 50,000 stock options to Mr. Tenzer at an exercise price of $3.01 per shares, as approved by the audit committee and the board of directors, be, and the same hereby are, approved.”

     Proposal 4b.

“RESOLVED that (i) the renewal of the director’s service agreement between ECI and Colin Green, as approved by the audit committee and the board of directors, and any further renewal thereof, from time to time, upon identical terms; and (ii) the grant of a further 27,000 stock options to Mr. Green, at an exercise price of $6.80 per shares, as approved by the audit committee and the board of directors, be, and the same hereby are, approved.”

     Approval of these proposals will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matters.

Our board of directors recommends a vote FOR approval of the proposed resolutions.

ITEM 5 - APPROVAL OF ADJUSTMENTS TO TERMS OF STOCK OPTION AWARDS AS A
RESULT OF OUR DISTRIBUTION OF SHARES IN ECTEL LTD.

     On May 10, 2004, we distributed to shareholders 7,600,000 of the shares held by us in ECtel Ltd., reducing our holdings in ECtel from 59.9% to 16.0%. Each of our shareholders received 0.07015 shares of ECtel Ltd. for every ECI share held by them (subject to the withholding of Israel income tax, where applicable).

     On April 30, 2004, immediately prior to the ex-dividend date for the distribution of the ECtel shares, the closing market price of ECI’s shares on Nasdaq was $5.60 per share. As a result the proposed distribution, the opening market price on the business day immediately following, May 3, 2004, was adjusted to $5.3589 per share, a reduction of $0.2411 per share, or 4.305%.

     In order to preserve the intrinsic value of outstanding stock options under our stock option and share incentive plans in the light of our distribution of shares in ECtel Ltd., it is proposed to adjust the price and, in certain instances, the number of such stock options. Set forth below are the main provisons of the proposed adjustments, which, following the recommendation of the remuneration committee of our board of directors, have been approved by the audit committee and board of directors, subject to shareholders’ approval. Except where otherwise stated, these provisions will apply to all stock options granted prior to May 3, 2004 and outstanding as at the date of shareholders’ approval and will also apply to the stock option awards to Mr. Tenzer and Mr. Green referred to in Proposal 4a. and 4b. in Item 4 above.

• The exercise price of outstanding stock options, which were granted at an exercise price of less than $5.60 per share, will be reduced by 4.305% and rounded upwards to a whole cent.

• The exercise price of outstanding stock options, which were granted at an exercise price of, or in excess of, $5.60 per share will be reduced by $0.24 per share.

•   Additional stock options will be granted to those grantees who, at the date of shareholders’ approval, are employees, directors or consultants of ECI and who, on May 3, 2004, held stock options with an exercise price of less than $5.60 per share. The number of additional stock options shall equate, on an average, to approximately 4.8% of the said stock options held by each such grantee at May 3, 2004 (rounded downwards to the nearest whole share) and they will be exercisable at a price per share equivalent to the new, reduced exercise price of the original stock options. The additional stock options will be exercisable in the same proportions and will expire on the same dates as the original stock options. It is estimated that the aggregate number of new stock options will be approximately 500,000.

     As at August 5, 2004, under our various stock option and share incentive plans, we had outstanding approximately 10.6 million stock options granted prior to May 3, 2004 at an exercise price of less than $5.60 per share (of which 550,000 stock options were awarded to our current directors and a company affiliated with one of our directors) and approximately 8.9 million stock options granted prior to May 3, 2004 at an exercise price of, or in excess of, $5.60 per share (of which 27,000 stock options were awarded to one of our current directors), which figures include the stock options referred to in proposals 4a. and 4b. of Item 4 above.

     Proposal 5

     It is proposed that at the meeting the following resolution be adopted:

“RESOLVED that the adjustments to the terms of outstanding stock option awards granted under ECI’s stock option and share incentive plans, as approved by ECI’s board of directors in the light of ECI’s distribution of shares in ECtel Ltd., be, and the same hereby are, approved.”

     Approval of this proposal will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

Our board of directors recommends a vote FOR approval of the proposed resolution.

ITEM 6 - RE-APPOINTMENT OF INDEPENDENT AUDITORS AND FIXING THEIR
REMUNERATION

     Somekh Chaikin, Certified Public Accountants (Israel), has been nominated by our board of directors and our audit committee for reappointment as our independent auditors. Somekh Chaikin (which is a member of KPMG International, an independent registered public accounting firm) has no relationship with us or with any of our subsidiaries or affiliates except as auditors and, to a limited extent, as tax consultants.

The board of directors believes that such limited non-audit function does not affect the independence of Somekh Chaikin.

     At the Annual General Meeting, the board of directors will report the remuneration paid to our auditors for their auditing activities and for their non-auditing activities for the year ended December 31, 2003. A representative from Somekh Chaikin will be present at the meeting and available to respond to appropriate questions from shareholders.

     Our shareholders will also be asked to authorize our board of directors to delegate to our audit committee the authority to fix the compensation of our independent auditors.

     Proposal 6

     It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that the reappointment of Somekh Chaikin, a member of KPMG International, as independent auditors of ECI until immediately following the next annual general meeting of shareholders of ECI be, and it hereby is, approved, and that the board of directors be, and it hereby is, authorized to delegate to the audit committee of the board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of its services.”

     Approval of these proposals will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

Our board of directors recommends a vote FOR approval of the proposed resolution.

ITEM 7 - DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

     Accompanying the Proxy Statement is our Annual Report for the fiscal year ended December 31, 2003, which is not part of the proxy solicitation material. At the Annual General Meeting, the Auditors Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2003, included in our Annual Report, will be presented for discussion, as required by Israel law. A representative from our independent auditors, Somekh Chaikin, will be present at the meeting and available to respond to appropriate questions from shareholders.

ITEM 8 - OTHER MATTERS

     It is not anticipated that there will be presented at the meeting any matters other than those on the agenda described above. If any other matters are properly presented before the meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.

Additional Material

     Our annual report on Form 20-F was filed with the Securities and Exchange Commission on July 8, 2004, and may be viewed on our website – www.ecitele.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. It is also available upon request from ECI Telecom Ltd., 30 Hasivim Street, Petach Tikva 49517, Israel, attention: Investor Relations Department. Neither our annual report in Form 20-F nor our website form part of the proxy solicitation material.

Shareholder Proposals

     All shareholder proposals which are to be presented at the 2005 Annual General Meeting must be received by us no later than April 5, 2005.

By order of the Board of Directors,

SHLOMO DOVRAT Chairman of the Board of Directors

DORON INBAR President and Chief Executive Officer

     Dated: August 20, 2004

2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ECI TELECOM LTD.

September 13, 2004

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Ü  Please detach along perforated line and mail in the envelope provided.  Ü

■

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2 THROUGH 6. PLEASE SIGN,
DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

						FOR	AGAINST	ABSTAIN
1. To re-elect seven directors:				2.	To approve bonus for Mr. S. Dovrat.	☐	☐	☐

		NOMINEES:		3a.	To approve additional compensation for certain directors serving on the audit committee.	☐	☐	☐
☐	FOR ALL NOMINEES	™	Danny Biran
		™	Colin R. Green
		™	Jonathan B. Kolber	3b.	To approve additional compensation for Senior Independent Director.	☐	☐	☐
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES	™	Richard T. Liebhaber
		™	Meir Shannie
		™	Casimir Skrzypczak	4a.	To approve terms of compensation for Mr. G. Tenzer.	☐	☐	☐
☐	FOR ALL EXCEPT (See instructions below)	™	Gerd Tenzer

				4b.	To approve new terms of compensation for Mr. C. Green	☐	☐	☐

				5.	To approve adjustments to terms of outstanding stock options.	☐	☐	☐

				6.	To reappoint independent auditors and approve fixing of their remuneration.	☐	☐	☐

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each you wish to withhold, as shown here:˜				In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting, or any adjournment thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder			Date:	Signature of Shareholder		Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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ý	■

ECI TELECOM LTD.

PROXY FOR THE 2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 13, 2004

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

               The undersigned hereby constitutes and appoints DORON INBAR, GIORA BITAN, MARTIN OSSAD and EFRAT NAVEH and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of ECI Telecom Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on August 5, 2004, at the Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company, 30 Hasivim Street, Petah Tikva, Israel, on September 13, 2004 at 10:00 a.m. (local time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of 2004 Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

The undersigned acknowledges receipt of the Notice of 2004 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Annual Meeting.

(Continued and to be signed on the reverse side)

■	14475 ■

August 20, 2004

Dear ECI Shareholder,

We refer your to our recent distribution to our shareholders of shares in ECtel Ltd. and have received a number of queries from U.S. holders regarding the tax basis of the ECtel shares received. There follows a general statement with regard to this issue that is not necessarily exhaustive of all possible tax considerations. It is not intended, and should not be construed, as legal or professional tax advice and should not be relied upon for tax planning purposes. Each individual is encouraged to consult his or her own tax or legal advisor as to the United States or other tax consequences of the distribution.

U.S. holders will have a tax basis in the ordinary shares of ECtel received equal to their fair market value on the distribution date (May 10, 2004). The Internal Revenue Service has not established mandatory guidelines or a standard practice for determining the fair market value of publicly traded stock received in a taxable distribution. Accordingly, U.S. holders may determine the fair market value of the ordinary shares of ECtel received using any one of the following methods: (i) the closing trading price for an ECtel ordinary share as reported by the Nasdaq National Market on the distribution date ($3.26 per share); (ii) the mean between the highest and lowest quoted selling prices on the distribution date ($3.135 per share); or (iii) the weighted average of the highest and lowest quoted selling prices on the distribution date ($3.09 per share).

We thank you for your continued support of our company.

Sincerely,

ECI Telecom Ltd.